June 3, 2005

Mr. Thomas A. Janochoski
Chief Financial Officer
Great Northern Iron Ore Properties
W-1290 First National Bank Building
332 Minnesota Street
Saint Paul, Minnesota 55101

 Re: Great Northern Iron Ore Properties
   Form 10-K for Fiscal Year Ended December 31, 2004
Filed February 25, 2005
   File No. 001-00701

Dear Mr. Janochoski :

     We have completed our review of your Form 10-K and related
filings and have no further comments at this time.

     Sincerely,

     H. Roger Schwall
     Assistant Director